Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
New York REIT, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333‑197362) on Form S-8 of New York REIT, Inc. of our reports dated February 26, 2016, with respect to the consolidated balance sheets of New York REIT, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended and the related schedule III, real estate and accumulated depreciation and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10‑K of New York REIT, Inc.

/s/ KPMG LLP
New York, New York
February 26, 2016